                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               FARAH INCORPORATED
                            (Name of Subject Company)

                      TROPICAL SPORTSWEAR INT'L CORPORATION
                            FOXFIRE ACQUISITION CORP.
                                    (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    307387100
                                 (CUSIP Number)

                                  MICHAEL KAGAN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                      TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 WEST WATERS AVENUE
                            TAMPA, FLORIDA 33634-1302
                                 (813) 249-4900
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:
                                STEPHEN A. OPLER
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                           ATLANTA, GEORGIA 30309-3424
                                 (404) 881-7000






                                Page 1 of 3 Pages

                                  TENDER OFFER

         This Amendment No. 1 to the Schedule 14D-1 relates to the offer by Foxfire Acquisition Corp., a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tropical Sportswear Int'l Corporation, a Florida corporation ("TSI"), to purchase all of the outstanding shares (the "Shares") of Common Stock, no par value per share (the "Common Stock") of Farah Incorporated, a Texas corporation (the "Company"), at $9.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 8, 1998 (the "Schedule 14D-1"). The purpose of this Amendment No. 1 is to amend and supplement Item 9 of the Schedule 14D-1 as described below.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         On May 19, 1998, TSI filed its Quarterly Report on Form 10-Q for the Quarter ended April 4, 1998 (the "TSI Second Quarter 10-Q"). Set forth below is certain selected consolidated financial information with respect to TSI excerpted or derived from financial information contained in the TSI Second Quarter 10-Q. More comprehensive financial information is included in such report and other documents filed by TSI with the Commission, and the following selected consolidated financial information is qualified in its entirety by reference to such report and such documents and all the financial information (including any related notes) contained therein.

                      TROPICAL SPORTSWEAR INT'L CORPORATION

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
           (Dollars in Thousands, Except Share and Per Share Amounts)

                                                             Twenty Seven Weeks         Twenty Six Weeks
                                                            Ended April 4, 1998       Ended March 29, 1997
                                                            -------------------       --------------------
STATEMENT OF INCOME DATA:
   Net sales.......................................         $      82,467             $     71,359
   Operating income................................                 8,411                    7,146
   Income before income taxes......................                 7,229                    5,427
   Net income......................................                 4,558                    3,469
   Net income per share............................                  0.62                     0.58
   Weighted average number
     of shares used in the calculation.............             7,408,006                6,015,000

BALANCE SHEET DATA:
   Total assets....................................         $      79,909
   Long-term debt including obligations
     under capital leases..........................                15,810
   Shareholders' equity............................                44,632






                                Page 2 of 3 Pages

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1998
                                       FOXFIRE ACQUISITION CORP.

                                       By:   /s/ Michael Kagan
                                            ------------------------------
                                             Michael Kagan
                                             Executive Vice President,
                                             Chief Financial Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 19, 1998

                                       TROPICAL SPORTSWEAR INT'L CORPORATION

                                       By:   /s/ Michael Kagan
                                            ------------------------------
                                             Michael Kagan
                                             Executive Vice President,
                                             Chief Financial Officer




















                                Page 3 of 3 Pages